September 22, 2006

VIA EDGAR AND FACSIMILE

Mr. Paul Cline, Senior Accountant
Ms. Margaret Fitzgerald, Staff Accountant
U.S. Securities and Exchange Commission, Mail Stop 4561
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             City National Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 15, 2006
SEC File No. 001-10521

Dear Mr. Cline and Ms. Fitzgerald:

On behalf of City National Corporation (the “Company”), this letter is in response to the comment letter dated August 18, 2006 from Mr. Cline to Mr. Carey with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “10-K”). The text of your letter has been included for your reference and the Company’s response is presented below each comment.

Note 1: Summary of Significant Accounting Policies

1.              Please refer to prior comment 2.  Please provide us the analysis you performed to determine that your operations have similar economic characteristics, permitting aggregation. Also, provide us an example of the report regularly reviewed by your chief operating decision maker to make decisions about resource allocation and to assess performance.  If these reports differ from those reviewed by the Board of Directors for purposes of making decisions, please also provide an example of the reports reviewed by the Board.  Refer to paragraph 10 and 17 of SFAS 131.

In accordance with paragraph 10 of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, (SFAS No.131), operating segment is a component of an enterprise:

a.               That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.              Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.               For which discrete financial information is available.

Operating segments are determined based on the way financial information is organized and presented to the chief operating decision maker.  We identified the Company’s CEO as a chief operating decision maker.

There are 3 types of the monthly reports that are provided to the chief operating decision maker:

•                  Monthly “Flash” report

•                  Monthly Report

•                  Monthly Activity Reports for the Executive Committee

The Board of Directors is provided only with the Monthly report.

Based on the conversation between Ms. Fitzgerald and Mr. Carey on September 20, 2006, we are not including in our response the examples of the reports regularly reviewed by the chief operating decision maker or the Board of Directors as we believe such information is sensitive in nature and if it were to become public, may result in substantial competitive harm to the Company. If needed, we will make the examples of these reports available to you for our discussion at a later date. Below we provide the description of the information included in those reports.

1. The Monthly “Flash” report is provided to the chief operating decision maker and other key members of management. The flash report includes financial highlights, key financial trends, consolidated financial statements, analysis of other income and expenses, and a net interest margin analysis. The information presented in the report is on a consolidated basis.

2. The Monthly Report is provided to the chief operating decision maker, the Strategy and Planning Committee (comprised of the Chairman, CEO, President and CFO) and Board of Directors and includes financial highlights and an executive summary, key financial measures, consolidated financial statements, net interest margin analysis, summary of wealth management assets under management and administration, CNC stock price and trading volume data. The information presented in the report is on a consolidated basis.

3. The Monthly Activity Reports for the Executive Committee are provided to the chief operating decision maker, the Strategy and Planning Committee and the Executive Committee and present the financial highlights and significant accomplishments for the areas of responsibility of the Executive Committee members in both line and staff areas. Staff areas include Information Services, Legal and Risk Management. The Executive Committee of the Company includes the Executive Vice Presidents in charge of each functional area as well as the Chairman, Chief Executive Officer, President and Chief Financial Officer of the Company, and Vice Chairman of the Bank. This summarized financial information represents the actual results for the period and year-to-date, and a comparison to the budget and the same periods in the prior year for the purpose of managing the accountability within the Company.

Based on the definition of an operating segment, as stated above, our Core Banking, Commercial and Private Banking, Entertainment Banking, Real Estate Banking, Wealth Management and Asset Management Affiliates meet the definition of an operating segment.

In order to determine how many reportable segments our business has, we performed the following analysis.

In accordance with paragraph 17 of SFAS No. 131, operating segments may be aggregated for reporting purposes if aggregation is consistent with the objectives and basic principles of SFAS No.131, if they have similar economic characteristics, and if the segments are similar in each of the following areas:

a.               The nature of the products and services

b.              The nature of production processes

c.               The type or class of customer for their products and services

d.              The methods used to distribute their products or provide their services

e.               If applicable, the nature of the regulatory environment…

Our Core Banking, Commercial and Private Banking, Entertainment Banking and Real Estate Banking offer similar loan, deposit and other banking products and services, have similar businesses, entrepreneurs and affluent individuals as customers, operate in the same geographic areas (California and New York), market and deliver their products and services through the same channels and operate in the same commercial banking regulatory environment.  The nature of production processes is not relevant to financial services.  We do not calculate margins by division or operating segment, but since the types of loans and deposit products offered are the same, the margins would be very similar.  In addition, as of December 2005 and April 2006, each of these operating segments has a return on average assets of between 1.0% and 3.5%.  Based on the specific aggregation criteria and the similar economic characteristics, and as the aggregation is consistent with the objectives and basic principles of SFAS No.131, these four operating segments were aggregated into a single reportable segment called Commercial and Private Banking.

Wealth Management and Asset Management Affiliates do not meet all the aggregation criteria above.

If any operating segment meets the quantitative thresholds of 10% of combined revenue, net income or total assets it becomes a reportable segment. Wealth Management and Asset Management Affiliates operating segments do not meet the 10% quantitative thresholds, therefore, they are not reportable segments. In accordance with SFAS No.131, an enterprise is required to report separate operating segments until the revenue is at least 75% of total consolidated revenue. Because the Commercial and Private Banking segment currently accounts for 77% of our total revenue (and previously greater than 77%), no further identification of operating segments as reportable segments was required.

In all future filings, we will be presenting comparative segment disclosures that will include the Commercial and Private Banking segment and an Other segment beginning with our September 30, 2006 Form 10-Q.  In addition, as our Wealth Management and Asset Management divisions continue to expand their business activities at a faster rate as compared to the Company’s other lines of business, and with the recent acquisition of Independence Investments LLC completed in the second quarter of 2006 that generates monthly revenue of approximately $2 million, we will continue to evaluate whether we could combine these operating segments into a single reporting segment in future filings for the benefit of the users of our financial statements.

Goodwill and Intangibles, page A-11

2.              Please refer to prior comment 4.  Please revise to further explain the terms of the restructuring of the agreement with your affiliate.  In your revision, please quantify your ownership and profit sharing prior to the restructuring and in each applicable subsequent period.

3.              Please refer to prior comment 4.  Please revise to disclose your basis for allocating the reduction of goodwill over the transition period rather than in the third quarter of 2005, when the revised agreement was entered into.

Regarding the restructuring of this affiliate partnership, we believe it is important to note the small incremental financial impact of the restructuring.  During 2005, the total incremental increase in net income from the restructuring was $0.1 million; for 2006, we expect the incremental increase in net income to be approximately $0.1 million.

As we previously noted, City National’s equity ownership of the affiliate remains unchanged.  It was 60% prior to the restructuring and will remain at 60% after the restructuring.  The nature of our ownership — in terms of our ability to influence and control the important ownership aspects of our financial investment — does not change. Other aspects of the restructured partnership impact the anticipated profit margin of the affiliate because of increased contractual controls over expense levels.  The terms of the restructuring leave in place the ability of City National to significantly influence or control a proposed sale of the company and other important corporate governance matters.

The aspect of the affiliate partnership that did change as a result of the restructuring was the timing and amount of our expected share of profits from the affiliate.  Prior to the restructuring, we received 60% of profits.  Over the next several years (the “transition period”), our share will be significantly higher.  Thereafter, our share will be significantly less than 60%, however, we will still hold the 60% equity ownership.  Our profit sharing percentage during this transition period will remain at a constant (higher) level and then decrease after the end of the transition period. In substance, we exchanged a consistent profit sharing percentage for a temporary increased profit sharing percentage followed by a reduced profit sharing percentage on an ongoing basis. Based on the conversation between Ms. Fitzgerald and Mr. Carey on September 20, 2006, we are not including in our response the profit sharing percentages prior to the restructuring and in each applicable subsequent period as we believe such information is sensitive in nature and if becomes public, may place us at a significant disadvantage with third parties in any future negotiations for acquisitions or other partnership restructuring. If needed, we will make such information available to you for our discussion at a later date. We would be available to schedule a conference call with you to discuss the terms of the restructuring.

In evaluating the appropriate accounting for this restructuring, we considered several alternative accounting treatments.

In the first alternative treatment considered, we would not reduce the goodwill over the transition period or at the inception of the restructuring, but rather would continue to evaluate the goodwill attributable to this investment for impairment.  Based on the current financial results of the affiliate and our expectations of those results in the future, there currently is no impairment and we would not anticipate any impairment during or at the end of the transition period.  We chose not to use this treatment.

We concluded a more appropriate treatment was to write down a portion of the goodwill as we received each increased quarterly distribution from the affiliate over the transition period.  We believe this treatment is in accordance with paragraph 39 of SFAS 142, Disposal of All or a Portion of a Reporting Unit.  By the end of the transition period, we will have written down a portion of the goodwill corresponding to the percentage reduction in our profit sharing percentage (i.e., the lower profit sharing percentage we will receive after the end of the transition period, as compared to the 60% we received prior to the restructuring).

Due to the substance of the transaction being an exchange for a higher profit sharing percentage now and the lower profit sharing percentage after the end of the transition period, management felt a portion of the basis in the investment (goodwill) should be allocated to the exchange over time as it occurred. Management did not believe the appropriate accounting treatment was to write down the entire amount of goodwill relating to the restructuring in the third quarter of 2005 because the exchange and reduction of the profit sharing percentage takes place over time.

We would still propose to use revised disclosure language similar to that provided in our letter dated July 21, 2006.

Form 10-K - Note 1 — Proposed Revised Disclosure:

The reduction in goodwill is due to the expiration of certain tax contingencies outstanding at the time of the acquisition of Civic Bank and the sales of additional minority interest in affiliates.  In addition, the reduction in goodwill relates to the Company’s decision to restructure one of its investments.  The investment restructuring provides for the minority owners of our investment to receive, over time, a greater share of future, long-term profits in exchange for the Company receiving a greater share of profits over the next several years.  As a result, the Company’s percentage of future profit distributions will decrease after the end of the next transition period. During this transition period, the Company will write down a portion of goodwill relating to this investment due to the restructuring of the ownership.

Note 5: Loans, Allowance for Loan Losses, and Reserves for Off-Balance Sheet Credit Commitments, page A-18

4.              Please refer to prior comment 6.  In our review of the allowance activity in 2003, it appears that the provision ($29 million) and the portion of the allowance transferred to the liability for off-balance sheet commitments ($2.1 million) have been netted as the single line item in your rollforward “Transfers to off-balance sheet reserve.”  If this is correct, please revise your future filings to present a separate line item for the amount charged to provision, as applicable.  If this is not correct, please explain the nature of the $26.9 million increase to your allowance for loan loss which has been labeled “Transfers to off-balance sheet reserve.”

We will revise our future disclosures to present separately the amounts charged to the provision and the amounts transferred to the reserve for off-balance sheet commitments.

Form 10-K - Note 5 — Proposed Revised Disclosure:

Allowance for Loan Losses

Balance, January 1
Provision
Transfers to reserve for off-balance sheet credit commitments
Charge-offs
Recoveries
Net loans (charged-off) recovered
Balance, end of year

This discussion, as revised, will be incorporated into the Company’s future periodic filings as requested.

The Company specifically acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (310) 888-6777.

Very truly yours,

Christopher J. Carey
Executive Vice President,
Chief Financial Officer

cc:  Michael B. Cahill
       Executive Vice President,
       General Counsel & Secretary